Alexandria E. Kane Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4017 Main 212.407.4000 Fax 212.407.4990 akane@loeb.com

Via Edgar

May 28, 2024

Todd Schiffman and James Lopez
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Health In Tech, Inc.

Draft Registration Statement on Form S-1

Submitted April 19, 2024

File No. 377-07195

Dear Messrs. Schiffman and Lopez:

On behalf of our client, Health In Tech, Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated May 17, 2024 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, the comments contained in the Staff’s Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amended Registration Statement.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations

Draft Registration Statement on Form S-1

Cover Page

1.	In the third paragraph and throughout the prospectus where you discuss your Nasdaq application, please consistently indicate, if true, that the offering is contingent upon receiving approval to list on Nasdaq. We note from page 84 that the Underwriting Agreement is subject to Nasdaq listing approval and you also state on page 87 that Nasdaq approval is a requirement. In other places such as the second paragraph on page 8, you state, “No assurance can be given that our application will be approved.”

Response: The disclosure on the cover page, on pages 9 and 37 and throughout the Amended Registration Statement has been revised in accordance with the Staff’s comments.

Market and Industry Data, page ii

2.	Reference is made to the seventh sentence. Please remove the statement, “we cannot guarantee the accuracy or completeness of this information...” since the registrant is responsible for the accuracy and completeness of the information in the prospectus.

Response: The disclosure on page ii has been revised in accordance with the Staff’s comments.

Summary, page 1

3.	Please revise to clarify and disclose the basis for statements characterizing your services as less expensive, faster, and so forth. For example you state that:

●	Your strategic approach to self-funding “ensures competitively lower rates,” on page 1;

●	Your offering “sets a new standard in the industry as the most streamlined and fastest underwriting and broker quoting system,” on page 3; and

●	Your platforms “stand out for the industry-leading efficiency, availability, and security,” on page 4.

In this regard, a reader could infer from characterizations of your services that you are the only insurance technology platform that provides quotes and other services in similar timeframes. Your revised disclosure should state clearly the extent to which competitors provide similar services. For example, clarify the extent to which others provide the items in (a)-(e) under “Our Strengths” on page 4. If others provide most or all of the items, clarify why you believe you are “disrupting” the market.

Response: The disclosure on pages 1, 3, 4, and 62 has been revised in accordance with the Staff’s comments.

4.	Please revise “Overview” on page 1 to quantify the approximate percentage of revenue attributed to each of the 3 services, SMR, ICE and HI Card. Clarify where these services fall under “revenues from underwriting modeling” and “revenues from fees” on page 44. Disclose the key components of expenses. For example, we note statements on pages 9, 18 and elsewhere that you rely significantly on outsourcing. Additionally, disclose the approximate percentage of plans using your platform that are done within the carrier’s “accepted risk threshold,” as referenced on page 5, as opposed to services involving health scores that surpass the carrier’s risk tolerance system..

Response: The disclosure on pages 1, 5, 43, 44, 45, 49, 50 and 64 has been revised in accordance with the Staff’s comments.

5.	We note the third bullet point on page 9 where you refer to the risk of failing to accurately perform underwriting actuarial review and adjustment of underwriting. We also note page 14 where you refer to insurance carriers that “may not budget sufficient resources to service” your clients. Please revise Summary, the last risk factor on page 14, the second risk factor on page 15, and, in more detail, MD&A and Business to clarify the terms of your contracts and (1) how the consequences are manifested when you do not accurately conduct actuarial reviews and underwriting, and (2) whether and how providers not budgeting sufficient resources to service your clients generate consequences to you. For example, it is unclear if failing to accurately conduct actuarial reviews and underwriting has reputational only or reputational and financial consequences. Similarly, it is unclear if arrangements with third parties include provisions requiring you to pay or indemnify providers under certain circumstances where servicing your clients involves costs that are higher than expected. Please revise accordingly.

Response: The disclosure on pages 10, 16, 17, 46-48, and 63 has been revised in accordance with the Staff’s comments.

6.	Please revise to clarify industry terms at first use and minimize jargon. As non-exclusive examples, see “stop loss programs” on page 1, “firm proposal” and “bindable proposal” on pages 3 and 5, and “white-labelling success fee-based service arrangements” on page 5.

Response: The disclosure throughout the Amended Registration Statement has been revised in accordance with the Staff’s comments.

7.	We note the statements that you achieve 90% reduction in processing time and 30% lower costs compared to “fully funded insurance services.” Revise to provide a basis for these figures and clarify the extent to which competitors in your particular insurance technology industry have similar cost and time savings. In this regard, clarify any important, qualitative differences between you and the market participants you compare yourself against. For example, clarify whether your typical customer is the same type of typical customer for the comparison group. Additionally, are there qualitative differences between the quotes or proposals at the end of the 2 minute and 12 day processes for “typical quoting procedures”?

Response: The disclosure beginning on pages 1-5 and 59-61 has been revised in accordance with the Staff’s comments.

Marketplace Innovator and Leader, page 4

8.	In the fourth sentence, clarify what you mean by, “HIT is disrupting the growing healthcare market...”

Response: The disclosure on pages 2, 4-5, and 63 has been revised in accordance with the Staff’s comments.

Risk Factors, page 13

9.	Please revise the last risk factor on page 16, the risk factor on page 21, and the second risk factor on page 27 to provide a more concise description of the risk. Currently the risk factors cover a range of related risks and continue for multiple pages.

Response: The disclosure on pages 18-19, and 22-23 has been revised in accordance with the Staff’s comments.

10.	Revise the first full risk factor on page 18 to clarify whether you rely on third parties for your AI and explain how you and/or third parties engage in activities to compile “the data we collect.” In this regard, we note the agreement with AWS referenced on page 18. Please file the agreement under Item 601(b)(10) or advise us why you believe it is not a material contract.

Response: The disclosure on page 23 has been revised in accordance with the Staff’s comments.

The Company further acknowledges the Staff’s comment and advises the Staff that it has determined that the agreement with AWS (the “Agreement”) does not constitute a material contract under Item 601(b)(10) of Regulation S-K. Pursuant to Item 601(b)(10)(ii), a contract need not be filed if it is entered into in the ordinary course of a registrant’s business and does not fall within any of the exceptions set forth therein. The Company submits that the Agreement is of the type that ordinarily accompany the kind of business conducted by the Company and that subclauses (ii)(A), (C) and (D) are not applicable because the Agreement does not involve any insider counter-parties, the sale of property, plant or equipment or material lease of property.

Under Item 601(b)(10)(ii)(B) of Regulation S-K, certain agreements that ordinarily accompany the kind of business conducted by a registrant nevertheless must be filed as exhibits under that Item if the agreement is one “upon which the registrant’s business is substantially dependent.” Although it does not define the term “substantially dependent,” we note that the Commission has confirmed a narrow scope of the term “substantially dependent” as used in Item 601(b)(10) by the illustrative examples included in the Item, which identifies two types of agreements that meet that test: (1) continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials; and (2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent. Clearly, the Agreement does not fall under clause (2) above as it does not involve a franchise or license to use patents, formulas, trade secrets, processes or trade names on which the Company’s business depends to a material extent. Further, the Agreement does not fall under clause (1) above as it does not involve a contract to sell or purchase the Company’s products or services, as it merely involves a standard service provided by AWS to utilize AWS’s cloud environment.

Further, while the Commission has not adopted a clear, bright-line test to define “substantially dependent” under Item 601(b)(10)(ii)(B), the regulatory history of the adoption of Item 601(b)(10) provides additional support for a narrow reading of the filing requirement. Several registrants have reviewed the regulatory history of Item 601(b)(10) and concluded that the filing requirement relates only to contracts of an “extraordinary nature” the loss of which would jeopardize the future viability of the company or affect the fundamental nature or structure of its business as a whole. See responses from AK Steel Corporation, November 6, 2002; Remington Oil and Gas Corporation, November 12, 2003; and Cray Inc., November 26, 2008. Additionally, SEC Release No. 33-3406 (1951) made an important distinction, carried into Item 601(b)(10), between “material contracts not made in the ordinary course of business” and a contract that “ordinarily accompanies the kind of business conducted” by the registrant. In the latter case, the Commission stated that only a contract made in the ordinary course of business that is “of an extraordinary nature” must be filed. While the Company’s relationship with AWS is important to the business, the Agreement is a contract that “ordinarily accompanies the kind of business conducted” by the Company, and is not “of an extraordinary nature,” as the loss of any such Agreement would not jeopardize the future viability of the Company or affect its business as a whole.

11.	We note the statement on page 21 that you have experienced “breaches of [y]our security measures...” Please revise here or where appropriate to address any material impact to you regarding such cybersecurity events.

Response: The disclosure on page 22 has been revised in accordance with the Staff’s comments.

The dual class structure of our common stock will have the effect..., page 25

12.	Please disclose that future issuances of Class B shares may be dilutive to Class A shareholders. Additionally, describe any sunset provisions that limit the lifespan of the high-vote shares, including whether the death of a high-vote shareholder or intra-family transfers of shares would require conversion of high-vote shares.

Response: The disclosure on page 27 has been revised in accordance with the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

13.	Please revise your Management’s Discussion and Analysis of Financial Condition and Results of Operations section to discuss your financial condition and changes in financial condition for each of the periods presented as required by Item 303 of Regulation S-K. Refer to SEC Release Nos. 33-6835 and 33-8350.

Response: The disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Amended Registration Statement has been revised to discuss our financial condition and changes in financial condition for each of the periods presented as required by Item 303 of Regulation S-K.

14.	Please revise to disclose quantitative detail of the costs presented in the “General and administrative expenses” line item for each period presented.

Response: The disclosure on pages 47-48 and 50-51 has been revised in accordance with the Staff’s comments.

Number of Enrolled Employees (EEs) Enrolled Medical Health Plan Billed, page 40

15.	Please revise to clarify why the number of “Enrolled Employees Medical Health Plan Billed” is a key indicator of contractual revenue.

Response: The disclosure on page 42 has been revised in accordance with the Staff’s comments.

16.	Additionally, please revise to clarify how management uses EE to manage the business. Include a brief explanation of how EE is defined.

Response: The disclosure on page 42 has been revised in accordance with the Staff’s comments.

Revenue, page 41

17.	Please revise to disclose the revenue recognized for each period by subsidiary.

Response: The disclosure on page 43, 45, 46, 49, F-4 and F-27 has been revised in accordance with the Staff’s comments.

18.	We note your disclosure that “revenue from ICE is derived as a specific percentage from the premium received, in our capacity as the carrier.” Please tell us and revise to provide additional information related to the following:

●	why you refer to yourself as the carrier;

●	the structure of your contracts with TPAs including how TPAs use your eDIYBS platform;

●	your contractual obligations with TPAs including any to provide health insurance benefits to employees of small businesses; and

●	how you perform your obligations.

Additionally, please tell us how you considered whether you were required to account for your carrier activities using the guidance in ASC 944.

Response: The disclosure on page 43 has been revised in accordance with the Staff’s comments, including to clarify that ICE is not an insurance carrier, but is instead a Managing General Underwriter for insurance carriers. Thus, ASC 944 is not applicable. The Company is a platform company which has no contractual obligations to provide health insurance benefits. The Company provides user access to TPAs and brokers with an insurance broker license to sell health benefit services and policies. TPAs contract with small businesses (our customers) to administer the health benefits.

Revenues, page 44

19.	Please revise to clarify what “different insurance papers” means.

Response: The disclosure on pages 49 and 52 has been revised in accordance with the Staff’s comments.

Variable Consideration, page 49

20.	Please revise to disclose the amount of bonuses paid to brokers, if material, for each period presented.

Response: The disclosure on pages 55, F-12 and F-34 has been revised in accordance with the Staff’s comments. As part of certain bonus programs, the Company could potentially be required to provide bonuses based on brokers meeting specific sales goals based on the total employee headcount that a broker has sold. These brokers are not the Company’s customer. As such, these bonuses do not constitute variable consideration in the Company’s contracts with its customers but represent an incremental cost to obtain a contract which should be accounted for utilizing Accounting Standards Codification (“ASC”) 340-40, Other Assets and Deferred Costs – Contracts with Customers (“ASC 340”).

Other Receivables, page 50

21.	Please revise to provide additional details regarding your purchase of deferred administrative surplus including, but not limited to, the following:

●	what deferred administrative surplus is;

●	the key terms of the purchase agreement including the term and your material contractual rights and obligations; and

●	the specific accounting guidance you considered to account for the transaction including how you considered if deferred administrative surplus represents purchased financial assets with credit deterioration under ASC 326.

Response: The disclosure on pages 56-57, 60, F-10 and F-32 has been revised in accordance with the Staff’s comments. The Company also notes that the deferred administrative surplus relates to the rights, title, interest, and collection rights of receivables (the “Deferred Administrative Surplus”) that previously were owned by Roscommon Captive Management LLC (“RCM”), an entity that was previously a consolidated variable interest entity of the Company prior to sale of Roscommon Insurance Company and RCM by the Company’s Chief Executive Officer in May 2023. Such sale is further described within Note 3 to the Company’s consolidated audited financial statements as of and for the years ended December 31, 2023 and 2022 included within the draft registration statement.

The Deferred Administrative Surplus represents a financial asset in accordance with the definition of a financial asset described in ASC 860-10-20 as it conveys a right to the Company to receive cash from the underlying receivables purchased. The collection of the Deferred Administrative Surplus is within the scope of ASC 326, Financial Instruments – Credit Losses (“ASC 326”) as it represents funds that have yet to be collected, for which, there is inherent uncertainty related to their collection. However, this purchase does not represent a purchase of a financial asset with credit deterioration. Purchased Financial Assets with Credit Deterioration is defined within the glossary to the codification as acquired individual financial assets (or acquired groups of financial assets with similar risk characteristics) that as of the date of acquisition have experienced a more-than insignificant deterioration in credit quality since origination, as determined by an acquirer’s assessment. Thus, the Company considered the following characteristics that may indicate that an asset has experienced a more than insignificant deterioration in credit quality since origination in line with ASC 326-20-55-59:

a.	Financial assets that are delinquent as of the acquisition date

The financial assets are not delinquent as of the acquisition date but are simply trade receivables for which the third party from which these assets were purchased has experience, and a history of, collecting. Such trade receivables were not significantly aged, nor was there an expectation that an amount of receivables less than the fair value of the asset acquired would not be collected.

b.	Financial assets that have been downgraded since origination

The acquired Deferred Administrative Surplus is not a group of financial assets that have had a downgraded collectability expectation. The Company purchased these financial assets from RCM as RCM did not have the operational capacity to collect the funds. Such collections would increase costs incurred by RCM as they would either have to outsource these collection efforts or hire additional resources, as the Company was no longer involved in assisting with the collection efforts of RCM. As such, RCM agreed to sell the accounts that made up the Deferred Administrative Surplus to HIT at a discount as the Company has the operational capacity to collect the funds. Furthermore, HIT already had the data underlying such receivables in its capacity of providing its technology-backed services.

c.	Financial assets for which, after origination, credit spreads have widened beyond the threshold specified in its policy.

The credit thresholds associated with the acquired financial assets have not widened to an extent that would lead the Company to believe that it will not collect the amounts owed.

Based upon analyses performed by the Company, historical data indicates that the collection rate achieved by RCM of the accounts associated with the deferred administrative surplus purchased has been over 88%, or collections greater than the fair value of the pool of financial assets acquired. Furthermore, the reasoning for RCM selling the Deferred Administrative Surplus to the Company is because subsequent to the sale of RCM in May of 2023, RCM did not have the operational capacity to collect these receivables subsequent to the sale of RCM to not having access to the Company’s collections personnel, while the Company still does. The Company further has the underlying data to facilitate such collections already in its capacity of providing its technology-backed services. Given the changes to the parties that engage in collection, the Company assessed whether the current conditions would remain in the foreseeable future and estimated that no additional allowance required for receivables from deferred administrative surplus as of December 31, 2023.

Business, page 53

22.	We note your disclosure on page 13 that you derive substantially all of our revenue from members through brokers, TPAs, carriers, MGUs and other third-party agents who engage you for your services or provide referrals. We also note your disclosure on page F-11 that your contracts that are within the scope of ASC 606 specifically relate to the services that HIT provides to third party administrators and brokers. Please revise to provide an illustrative example and narrative description of a typical transaction in which a customer uses your underwriting modeling and risk services and a typical transaction in which a customer uses a combination of your services. Please include sufficient detail to enable an investor to understand all aspects of your revenue generating services including, but not limited to the following:

●	clarifying who the customer is for accounting purposes (e.g., TPA, member, etc.);

●	discussing the different relationships and services that the parties engaging you (e.g., brokers, TPAs, MGUs, etc.) provide to members and how these services interact with your services that members utilize;

●	discussing why a customer may procure only certain of your services versus all of them;

●	discussing how you obtain your customers;

●	discussing your interactions with your customers and members and how you set up your services;

●	discussing whether you are considered a TPA; and

●	discussing the typical rights and obligations of all the parties involved and how they interrelate.

Response: The disclosure on page 62 has been revised in accordance with the Staff’s comments.

23.	We note disclosure related to other investing activities including unsecured lending activities (Kang Youle Limited) and your investment in deferred administrative surplus. Please revise to discuss your overall business strategy, including how you determine where to allocate capital.

Response: The disclosure on page 59 has been revised in accordance with the Staff’s comments.

Service Solutions, page 53

24.	We note your disclosure on page 45 related to a $1.5 million charge for captive related activities. Please revise to provide additional information related to captive related activities, describe what captive means and clarify why you have captive related activities. If captive related activities are with related parties or affiliated companies as defined in US GAAP, please ensure you disclose all required information including information required by ASC 850-10-50 and Rule 4-08(k) of Regulation S-X.

Response: The disclosure on pages 43, 47 and 50 has been revised in accordance with the Staff’s comments.

Certain Relationships and Related Party Transactions, page 76

25.	Please revise to address the “Other payables - related party” of $507,541 referenced on page F-8.

Response: The disclosure on pages F-8 has been revised in accordance with the Staff’s comments. The Company confirms that these payables relate to Third Party Administrators, and are not due to related parties of the Company.

General

26.	Please revise to provide pro forma earnings per share information. Refer to Article 11- 02(a)(9) of Regulation S-X for guidance.

Response: The disclosure on pages 38-39 has been revised in accordance with the Staff’s comments. Pro forma share number information will be included in a subsequent amendment to the Registration Statement once pricing information is determined.

27.	We note that throughout the prospectus you reference the eDIYBS portal as being “AI- backed”. In several areas of the prospectus you reference AI-backed technology, solutions, underwriting, engine, etc. when discussing eDIYBS. Please discuss how AI is deployed and utilized for this portal and include any limitations or risks in relying on AI technology obtained from third-party service providers. Discuss whether you have a governance policy for how you use AI.

Response: The disclosure on pages 1-2 and 59-60 has been revised in accordance with the Staff’s comments.

Please call me at 212 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria E. Kane
Alexandria E. Kane
Partner